SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 06 August, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding date 11 July 2018
Exhibit 1.2	Director/PDMR Shareholding date 31 July 2018
Exhibit 1.3	Total Voting Rights date 31 July 2018
Exhibit 1.4	Director/PDMR Shareholding date 01 August 2018
Exhibit 1.5	Transaction in Own Shares date 03 August 2018

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.8460	53
d)	Aggregated information - Volume - Price - Total	53 £5.8460 £309.84
e)	Date of the transaction	10 July 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.8460	55
d)	Aggregated information - Volume - Price - Total	55 £5.8460 £321.53
e)	Date of the transaction	10 July 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that on 31 July 2018, the vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan").

The Deferred Matching Award 2014 - dividend vesting

This vesting represents additional dividends received on the vested award under the EDIP deferred matching award 2014 (awarded in 2015), which vested on 20 February 2018 and 22 May 2018, as announced under RNS 4373F and RNS 9261O, respectively.

	Vested amount	Shares sold for tax and expenses	Released amount

Dr B Gilvary (ordinary shares)	42	21	21

The Performance Share Award 2015-2017 - vesting

This vesting represents additional dividends received on the vested award under the EDIP performance share award 2015-2017, which vested on 22 May 2018, as announced under RNS 9261O. The released amount stated below will be retained for a period of three years.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	2,599	1,225	1,374
Dr B Gilvary (ordinary shares)	7,795	3,672	4,123

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W. Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	1,374 ADSs acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,374
d)	Aggregated information - Volume - Price - Total	1,374 Nil consideration. Market value $44.41 Market value $61,019.34
e)	Date of the transaction	31 July 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	4,144 shares acquired pursuant to the vesting of ordinary shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,144
d)	Aggregated information - Volume - Price - Total	4,144 Nil consideration. Market value £5.655 Market value £23,434.32
e)	Date of the transaction	31 July 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.3

BP p.l.c.
Total voting rights and share capital

As at 31 July 2018, the issued share capital of BP p.l.c. comprised 19,982,952,634 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,376,744,162. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,988,035,134. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.4

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	ADSs acquired pursuant to the vesting of Restricted Share Units under the BP Share Value Plan, following adjustments for tax and dividends. These ADSs will be released in 2021.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$44.53	97,605
d)	Aggregated information - Volume - Price - Total	97,605 $44.53 $4,346,350.65
e)	Date of the transaction	31 July 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	3 August 2018
Number of Shares purchased:	1,365,000
Highest price paid per Share (pence):	562.4000
Lowest price paid per Share (pence):	557.0000
Volume weighted average price paid per Share (pence):	559.8396

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	559.8396	1,365,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8397W_1-2018-8-3.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 August 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary